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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)*

FirstPlus Financial Group, Inc.

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(Name of Issuer)

Common Stock, par value $0.01 per share

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(Title of Class of Securities)

33763B103

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(CUSIP Number)

Robert O’Neal

c/o FirstPlus Financial Group, Inc.

3965 Phelan Boulevard, Suite 209

Beaumont, Texas 77707

(409) 363-0695

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 30, 2008

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  33763B103

1.  Name of Reporting Persons.

  I.R.S. Identification Nos. of above persons (entities only).

Robert O’Neal

2.  Check the Appropriate Box If a Member of a Group (See Instructions).

     (a)  [  ]

     (b)  [  ]

3.  SEC Use Only.

4.  Source of Funds (See Instructions).

PF

5.  Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).  [   ]

6.  Citizenship or Place of Organization.

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY 8. Shared Voting Power. EACH REPORTING PERSON WITH:	7.	Sole Voting Power.
26,168,364 (1)

	8.	Shared Voting Power.	209,000 (2)

	9.	Sole Dispositive Power.
26,168,364 (1)

	10.	Shared Dispositive Power.	209,000 (2)

__________________

(1)    Mr. O’Neal currently owns 6,168,364 Shares, has the option to acquire an additional 10,000,000 Shares at any time within seven and one-half years from June 26, 2008 and another option to acquire an additional 10,000,000 Shares at any time within seven and one-half years from January 16, 2009.

(2)    These Shares are owned by Mr. O’Neal’s wife.

11.  Aggregate Amount Beneficially Owned by Each Reporting Person.

 26,377,364

12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).   [  ]

13.  Percent of Class Represented by Amount in Row (11).

31%

14.  Type of Reporting Person (See Instructions).

This Amendment No. 1 amends and supplements the Schedule 13D originally filed by Robert O’Neal on January 24, 2008 relating to the Common Stock, par value $0.01 per share (the “Shares”) of FirstPlus Financial Group, Inc. (the Issuer”).  The address of the Issuer is 3965 Phelan Boulevard, Suite 209, Beaumont, Texas 77707.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 30, 2008, the Issuer and Mr. O’Neal entered into a secured loan agreement whereby Mr. O’Neal agreed to loan the Issuer up to $300,000 of his personal funds in exchange for the issuance of 2,000,000 Shares and a seven and one-half year option to purchase an additional 10,000,000 Shares at a purchase price of $0.04 per Share.  On January 16, 2009, the Issuer and Mr. O’Neal entered into a second secured loan agreement,  whereby Mr. O’Neal agreed to loan the Issuer up to an additional $300,000 of his personal funds in exchange for the issuance of 2,000,000 Shares and a seven and one-half year option to purchase an additional 10,000,000 Shares at a purchase price of $0.04 per Share.  The two options issued to Mr. O’Neal in connection with the two secured loan agreements are referred to as the “Options”.

ITEM 4.       PURPOSE OF TRANSACTION.

The Shares were acquired in connection with entering into two secured loan agreements, which were executed by Mr. O’Neal for investment purposes only.  Mr. O’Neal does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

(a)  The aggregate percentage of the Shares reported beneficially owned by Mr. O’Neal (31%) is based upon 85,095,090 Shares outstanding, which includes 65,095,090 Shares issued and outstanding as of May 31, 2009 and 20,000,000 Shares underlying the Options.  As of the date of this filing, Mr. O’Neal beneficially owns 26,377,364 Shares, of which 6,168,364 Shares are held by him individually, 209,000 Shares are held by his wife and 20,000,000 Shares are underlying the Options.

(b)  Mr. O’Neal currently has sole voting and dispositive power over 6,168,364 Shares and shared voting and dispositive power over 209,000 Shares.  Mr. O’Neal will have sole voting and dispositive power over a total of 26,168,364 Shares upon exercise of the Options.

(c)  There have been no transactions in the Shares owned by Mr. O’Neal in the past sixty days.

(d)  No person other than Mr. O’Neal or his wife is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Shares.

(e)   Not applicable.

ITEM 6.       CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH

                     RESPECT TO SECURITIES OF THE ISSUER.

Loan Agreements

On June 30, 2008, the Issuer entered into a loan agreement (the “June Agreement”) with Robert O’Neal to lend the Issuer up to $300,000 evidenced by a promissory note and secured under a security agreement of the same date.   On January 16, 2009, the Issuer entered into a second loan agreement (the “January Agreement”) with Robert O’Neal to lend the Issuer up to $300,000 evidenced by a promissory note and secured under a security agreement of the same date.   The June Agreement and the January Agreement are referred to as the “Agreements”.

As additional consideration, the Agreements grant two Options to Mr. O’Neal, one Option to purchase up to 10,000,000 Shares for $0.04 per share and a second Option to purchase up to 10,000,000 Shares for $0.04 per share. The Options are exercisable at anytime within seven and one-half years from June 30, 2008 and January 16, 2009, respectively.  In addition, the Issuer agreed to issue and did issue to Mr. O’Neal 2,000,000 Shares in connection with the June Agreement and an additional 2,000,000 Shares in connection with the January Agreement.

The Agreements provide that advances under the promissory notes described below will be deposited into an account of Mr. O’Neal and that Mr. O’Neal shall have sole authority of disbursements thereunder on behalf of the Issuer.  The Agreements also contain the usual and customary conditions of agreements of this type.

Copies of the Agreements are filed as exhibits hereto and are incorporated in this Schedule 13D/A by reference. The descriptions of the Agreements are qualified in their entirety by reference to the full text of the Agreements.

Promissory Note

On June 26, 2008, in connection with the June Agreement, the Issuer issued a promissory note in the principal amount of $300,000 (the “June Note”) to Mr. O’Neal.  On January 16, 2009, in connection with the January Agreement, the Issuer issued a second promissory note in the principal amount of $300,000 (the “January Note”) to Mr. O’Neal.  The June Note and the January Note are referred to as the “Notes”.

The June note has been paid in full.  The January note is due on  January 16, 2010. The Notes provide for interest at the rate equal to the variable “prime rate” from time to time published in The Wall Street Journal plus 3% per annum.  The principal amount received under the Notes were and will be used for general corporate purposes.

Copies of the Notes are filed as exhibits hereto and are incorporated in this Schedule 13D/A by reference. The descriptions of the Notes are qualified in their entirety by reference to the full text of the Notes.

Security Agreement

On June 30, 2008, in connection with the June Agreement and the June Note, the Issuer entered into a security agreement (the “June Security Agreement”) with Mr. O’Neal.  On January 16, 2009, in connection with the January Agreement and the January Note, the Issuer entered into a second security agreement (the “January Security Agreement”) with Mr. O’Neal.  The June Security Agreement and the January Security Agreement are referred to as the “Security Agreements”.  Because the June note has been paid, the June Security Agreement has expired.

The January and June Security Agreements provide that in order to secure the payment and performance of the Notes, the Security Agreements and other instruments, the Issuer grants to Mr. O’Neal, as the secured party, a general lien and security interest on all property of the Issuer as described in the Security Agreements.  All of the provisions in the June Security Agreement have expired.

Copies of the Security Agreements are filed as exhibits hereto and are incorporated in this Schedule 13D/A by reference. The descriptions of the Security Agreements are qualified in their entirety by reference to the full text of the Security Agreements.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

          Ex. No.      Description

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         4.2.1

Loan Agreement, dated June 30, 2008, between FirstPlus Financial Group, Inc. and Robert O’Neal.

4.2.2

Loan Agreement, dated January 16, 2009, between FirstPlus Financial Group, Inc. and Robert O’Neal.

10.1.1

Promissory Note, dated on June 26, 2008, issued by FirstPlus Financial Group, Inc. and payable to the order of Robert O’Neal.

10.1.2

Promissory Note, dated on January 16, 2009, issued by FirstPlus Financial Group, Inc. and payable to the order of Robert O’Neal.

10.2.1

Security Agreement, dated June 30, 2008, between FirstPlus Financial Group, Inc. and Robert O’Neal.

10.2.2

Security Agreement, dated January 16, 2009, between FirstPlus Financial Group, Inc. and Robert O’Neal.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

July 6, 2009

Signature:

/s/ Robert O'Neal

Name/Title: Robert O'Neal, Individually

Exhibit 4.2.1

LOAN AGREEMENT

Robert O’Neal (“Lender”), with his principal place of business located at 324 N. 23rd St., Beaumont, Jefferson County, TX 77707, and FirstPlus Financial Group, Inc., a corporation in good standing, chartered under the laws of the State of Nevada (“Borrower”), enter into the following loan agreement.

I. LOAN

Subject to the terms and conditions stated in this loan agreement, the Promissory Note and the Security Agreement (collectively referred to hereinafter as the “Related Documents”) each of which have been executed concurrently with this loan agreement, Lender is lending up to the amount of Three-hundred-Thousand Dollars and no cents ($300,000.00) to Borrower.  The Parties are in agreement to memorialize the loan in this Agreement and its Related Documents.  The indebtedness is to be evidenced by a note attached hereto as Exhibit A of this Agreement, in the principal amount of up to $300,000.00, with interest as follows:  Interest will be charged on unpaid principal from the date of disbursement of the loan proceeds by Lender at an adjusted rate per year of the Wall Street Journal prime rate plus three percent (3%) until paid, provided that such rate does not exceed the Maximum Lawful Rate.  Interest shall be computed on the basis of 360 days per year and the actual number of days elapsed.  If such computation would result in an annualized effective rate greater than the Maximum Lawful rate, interest shall be calculated on a basis of 365 days or 366 days as the case may be.  The maturity date of the note is October 31, 2008.

The Parties understand and Agree that the said THREE-HUNDRED-THOUSAND DOLLARS ($300,000.00) referenced herein shall, in whole or in part, and as needed for the purposes of this Agreement, be deposited into an appropriate account at Wells Fargo bank, and that the sole person with signing authority thereupon shall be ROBERT O’NEAL, Lender, who shall in all respects have operational control over said moneys.

Lender, under this Agreement, shall be required to make such Loans as contemplated herein, up to $300,000.00 in total amount.

II. ADDITIONAL CONSIDERATION TO LENDER

As specific Consideration for the granting by Lender of the Loan to Borrower, and in addition to the other Considerations exchanged between the Parties herein, Borrower does give to Lender an OPTION TO PURCHASE shares of common stock of Borrower, as follows:

Lender may, at his sole discretion and at any time before the expiration of SEVEN AND ONE-HALF (7 ½ ) YEARS from the date of the execution of this Contract, purchase up to TEN MILLION (10,000,000) SHARES of Common Voting Stock in Borrower.  Lender may make as may purchases of such Stock as he desires over this SEVEN AND ONE-HALF (7 ½ ) YEAR period so long as such purchases cumulatively do not exceed said TEN MILLION (10,000,000) SHARES.  The purchase price for such Stock shall be FOUR CENTS ($.04) per share.

In addition to the foregoing:  Borrower will give to Lender, upon the signing of the last Party hereto, TWO-MILLION (2,000,000) SHARES of said Common Voting Stock in Borrower, as further Consideration herein.

III.  PREPAYMENT

The Borrower will have the right to prepay the loan in whole or in part without penalty.

IV.  SECURITY

As security for this Loan Agreement, Borrower will create a security interest referenced in Exhibit B hereto, executing a valid security agreement in the form approved by Lender and paying any necessary expenses and fees.

V.  USE OF PROCEEDS

Borrower shall submit a list of bills that need paid.  Lender has sole discretion on what bills Lender will agree to fund via a payment system Lender controls.  By Lender paying the bill, Borrower agrees that said payment is proof of the money loaned by Lender and subject to this Agreement and its Related Documents.

VI.  REPRESENTATIONS OF BORROWER

Borrower represents as follows:

(a)

Borrower is a Nevada Corporation in good standing.

(b)

Borrower is authorized by its constituent documents and applicable law to enter into this agreement.

(c)

All information provided by Borrower to Lender, including financial reports, is true and correct in all material respects.

VII.  AFFIRMATIVE COVENANTS OF BORROWER

Borrower covenants and agrees that it will:

(a)

Keep accurate financial records of all business operations, and upon written request of Lender, provide Lender with audited financial statements 30 days after the close of each quarter.

(b)

Properly use and maintain the collateral offered in connection with this loan agreement.

(c)

Permit inspections of its books, records, premises, and assets by Lender on reasonable notice or at Lender’s discretion.

(d)

Promptly notify Lender of any threatened litigation or change in business conditions that may adversely affect Borrower.

VIII.  NEGATIVE COVENANTS OF BORROWER

Borrower covenants and agrees that it will not:

(a)

Encumber or permit any mortgages, security interests, or other encumbrances to be assessed against the collateral offered as security for this Agreement.

(b)

Increase salaries of any officers during the term of this loan, except with prior written consent of Lender.

(c)

Borrower will not inflate, expand the number of, dilute, or otherwise take any action regarding its shares of Common Voting Stock which would serve to reduce the value of such shares relative to each other, during the SEVEN AND ONE-HALF (7 ½ ) YEAR period in which Borrower has Option to Purchase such shares as delineated in Provision II., “Additional Consideration to Lender” herein, so that Lender shall have full value of any such Common Voting Stock shares, this being the intent of the Parties.

IX.  EVENTS OF DEFAULT

The occurrence of any or all of the following events or conditions will be an event of default:  Any failure by debtor to make a payment or perform an obligation when due; failure by borrowers to perform any term or condition of this obligation; dissolution of Borrower; insolvency of Borrower; or filing of any bankruptcy proceedings by or against Borrower or any acts taken against the Borrower, or by the Borrower, that might jeopardize the Borrower’s assets or collateral secured by this Agreement.

X.  REMEDIES

On the occurrence of any event of default, all obligations under this loan will immediately become due and payable on demand of Lender without presentation, demand for payment, notice of dishonor, or notice of protest of any kind, all of which are expressly waived by the Borrower.  Lender will have all remedies provided by the Texas Business & Commerce Code, as well as all other remedies available at law or equity, as well as those remedies provided under this Agreement and the Related Documents.

XI.  WAIVER

Lender’s failure or delay to exercise any right or privilege under this Agreement will not operate as a waiver of any such right or privilege or any further exercise of the right or privilege.

XII.  MISCELLANEOUS

(A.)

Texas law will govern this agreement.  Venue will be in Dallas County, Texas.

(B)

If any part of this Agreement is held to be invalid, all other parts will continue in effect as if the invalid provision had never been included.

(C)

No provision hereof shall be modified or limited except by a written agreement expressly referring hereto and to the provision so modified or limited and signed by all parties, including a resolution by the Debtor approving any modifications to this Agreement by a Super Majority in accordance with the Debtor’s Regulations, and without limiting the foregoing, no course of conduct, usage of trade or law merchant shall modify or limit any provision hereof.

IN WITNESS hereof, the parties have executed this Agreement.

DATE: June 30, 2008

LENDER

Robert O’Neal

By: /s/ Robert O’Neal

Robert O’Neal

DATE: June 27, 2008

               BORROWER

FirstPlus Financial Group, Inc.

By: /s/ William Handley

Mr. William Handley, Director and CEO

Exhibit 4.2.2

LOAN AGREEMENT

Robert O’Neal (“Lender”), with his principal place of business located at 324 N. 23rd St., Beaumont, Jefferson County, TX 77707, and FirstPlus Financial Group, Inc., a corporation in good standing, chartered under the laws of the State of Nevada (“Borrower”), enter into the following loan agreement.

I.  LOAN

Subject to the terms and conditions stated in this loan agreement, the Promissory Note and the Security Agreement (collectively referred to hereinafter as the “Related Documents”) each of which have been executed concurrently with this loan agreement, Lender is lending up to the amount of Three-hundred-Thousand Dollars and no cents ($300,000.00) to Borrower.  The Parties are in agreement to memorialize the loan in this Agreement and its Related Documents.  The indebtedness is to be evidenced by a note attached hereto as Exhibit A of this Agreement, in the principal amount of up to $300,000.00, with interest as follows:  Interest will be charged on unpaid principal from the date of disbursement of the loan proceeds by Lender at an adjusted rate per year of the Wall Street Journal prime rate plus three percent (3%) until paid, provided that such rate does not exceed the Maximum Lawful Rate.  Interest shall be computed on the basis of 360 days per year and the actual number of days elapsed.  If such computation would result in an annualized effective rate greater than the Maximum Lawful rate, interest shall be calculated on a basis of 365 days or 366 days as the case may be.  The maturity date of the note is January 16, 2010.

The Parties understand and Agree that the said THREE-HUNDRED-THOUSAND DOLLARS ($300,000.00) referenced herein shall, in whole or in part, and as needed for the purposes of this Agreement, be deposited into an appropriate account at Wells Fargo bank, and that the sole person with signing authority thereupon shall be ROBERT O’NEAL, Lender, who shall in all respects have operational control over said moneys.

Lender, under this Agreement, shall be required to make such Loans as contemplated herein, up to $300,000.00 in total amount.

II.  ADDITIONAL CONSIDERATION TO LENDER

As specific Consideration for the granting by Lender of the Loan to Borrower, and in addition to the other Considerations exchanged between the Parties herein, Borrower does give to Lender an OPTION TO PURCHASE shares of common stock of Borrower, as follows:

Lender may, at his sole discretion and at any time before the expiration of SEVEN AND ONE-HALF (7 ½) YEARS from the date of the execution of this Contract, purchase up to TEN MILLION (10,000,000) SHARES of Common Voting Stock in Borrower.  Lender may make as many purchases of such Stock as he desires over this SEVEN AND ONE-HALF (7 ½) YEAR period so long as such purchases cumulatively do not exceed said TEN MILLION (10,000,000) SHARES.  The purchase price for such Stock shall be FOUR CENTS ($.04) per share.

In addition to the foregoing:  Borrower will give to Lender, upon the signing of the last Party hereto, TWO-MILLION (2,000,000) SHARES of said Common Voting Stock in Borrower, as further Consideration herein.

III.  PREPAYMENT

The Borrower will have the right to prepay the loan in whole or in part without penalty.

IV.  SECURITY

As security for this Loan Agreement, Borrower will create a security interest referenced in Exhibit B hereto, executing a valid security agreement in the form approved by Lender and paying any necessary expenses and fees.

V.  USE OF PROCEEDS

Borrower shall submit a list of bills that need paid.  Lender has sole discretion on what bills Lender will agree to fund via a payment system Lender controls.  By Lender paying the bill, Borrower agrees that said payment is proof of the money loaned by Lender and subject to this Agreement and its Related Documents.

VI.  REPRESENTATIONS OF BORROWER

Borrower represents as follows:

(a)

Borrower is a Nevada Corporation in good standing.

(b)

Borrower is authorized by its constituent documents and applicable law to enter into this agreement.

(c)

All information provided by Borrower to Lender, including financial reports, is true and correct in all material respects.

VII.  AFFIRMATIVE COVENANTS OF BORROWER

Borrower covenants and agrees that it will:

(a)

Keep accurate financial records of all business operations, and upon written request of Lender, provide Lender with audited financial statements 30 days after the close of each quarter.

(b)

Properly use and maintain the collateral offered in connection with this loan agreement.

(c)

Permit inspections of its books, records, premises, and assets by Lender on reasonable notice or at Lender’s discretion.

(d)

Promptly notify Lender of any threatened litigation or change in business conditions that may adversely affect Borrower.

VIII.  NEGATIVE COVENANTS OF BORROWER

Borrower covenants and agrees that it will not:

(a)

Encumber or permit any mortgages, security interests, or other encumbrances to be assessed against the collateral offered as security for this Agreement.

(b)

Increase salaries of any officers during the term of this loan, except with prior written consent of Lender.

(c)

Borrower will not inflate, expand the number of, dilute, or otherwise take any action regarding its shares of Common Voting Stock which would serve to reduce the value of such shares relative to each other, during the SEVEN AND ONE-HALF (7 ½) YEAR period in which Borrower has Option to Purchase such shares as delineated in Provision II, “Additional Consideration to Lender” herein, so that Lender shall have full value of any such Common Voting Stock shares, this being the intent of the Parties.

IX.  EVENTS OF DEFAULT

The occurrence of any or all of the following events or conditions will be an event of default:  Any failure by debtor to make a payment or perform an obligation when due; failure by borrowers to perform any term or condition of this obligation; dissolution of Borrower; insolvency of Borrower; or filing of any bankruptcy proceedings by or against Borrower or any acts taken against the Borrower, or by the Borrower, that might jeopardize the Borrower’s assets or collateral secured by this Agreement.

X.  REMEDIES

On the occurrence of any event of default, all obligations under this loan will immediately become due and payable on demand of Lender without presentation, demand for payment, notice of dishonor, or notice of protest of any kind, all of which are expressly waived by the Borrower.  Lender will have all remedies provided by the Texas Business & Commerce Code, as well as all other remedies available at law or equity, as well as those remedies provided under this Agreement and the Related Documents.

XI.  WAIVER

Lender’s failure or delay to exercise any right or privilege under this Agreement will not operate as a waiver of any such right or privilege or any further exercise of the right or privilege.

XII.  MISCELLANEOUS

(A)

Texas law will govern this agreement.  Venue will be in Dallas County, Texas.

(B)

If any part of this Agreement is held to be invalid, all other parts will continue in effect as if the invalid provision had never been included.

(C)

No provision hereof shall be modified or limited except by a written agreement expressly referring hereto and to the provision so modified or limited and signed by all parties, including a resolution by the Debtor approving any modifications to this Agreement by a Super Majority in accordance with the Debtor’s Regulations, and without limiting the foregoing, no course of conduct, usage of trade or law merchant shall modify or limit any provision hereof.

IN WITNESS hereof, the parties have executed this Agreement.

DATE:  1/16/09  , 2009

LENDER

Robert O’Neal

By:

/s/ Robert O’Neal

Robert O’Neal

DATE: 1/16/09       , 2009

BORROWER

FirstPlus Financial Group, Inc.

By:

/s/ Jack Roubinek

Mr. Jack Roubinek

Director and CEO

Exhibit 10.1.1

EXHIBIT A

PROMISSORY NOTE

$300,000 USD

Effective Date: June 27, 2008

FOR VALUE RECEIVED, the undersigned promises to pay to the order of Robert O’Neal (the “Payee”), at such place as any holder of this note will designate, in lawful money of the United States of America, and as hereinafter provided, the principal sum of THREE-HUNDRED-THOUSAND DOLLARS AND NO CENTS ($300,000.00), minus any amounts not actually loaned by Lender to Borrower, together with interest at prime plus three (3%) percent per annum, compounded as provided in the Loan Agreement appurtenant hereto.  Payment of Principal and all accrued but unpaid interest shall be due and payable on the maturity date of the Note which is October 31, 2008.  All past due principal and interest on this note will bear interest from maturity thereof until paid at the Maximum Rate (as defined below) permitted by Applicable Law (as defined below).

The Principal of this Note will be payable at Maturity, or as otherwise agreed to between Payor and Payee. The undersigned will have the right and privilege of prepaying all or any part of this note at any time without notice or penalty, and all amounts prepaid will be applied first to the payment of accrued interest and the balance remaining, if any, will be applied to the reduction of the principal.

This note will become immediately due and payable, at the option of the holder hereof, without presentment or demand or any notice to the undersigned or any other person obligated hereon, upon the default in the payment of any installment of the principal hereof or any interest hereon when due or if the Payee has reason to believe that the Payor may be subject to substantial claims from any person or entity who may jeopardize the assets of the Payor.

In no event will the aggregate of the interest on this note, and any other amounts paid by the undersigned in connection with this note which would under Applicable Law be deemed “interest,” ever exceed the maximum amount of interest that, under Applicable Law, could be lawfully charged on this note.  The holder and the undersigned specifically intend and agree to limit contractually the interest payable of this note to not more than an amount determined at the Maximum Rate.  Therefore, none of the terms of this note will ever be construed to create a contract to pay interest at a rate in excess of the Maximum Rate, and neither the undersigned nor any other liable parties hereto, will ever be liable for interest in excess of that determined at the Maximum Rate, and the provisions of this paragraph control over all other provisions of this note.  If any amount of interest taken or received by the holder hereof will be in excess of the maximum amount of interest that, under Applicable Law, could lawfully have been collected on this note, then the excess will be deemed to have been the result of a mathematical error by the parties hereto and will be applied as a credit against the then unpaid principal amount on the note or refunded promptly to the undersigned, at the holder’s option.  All amounts paid or agreed to be paid in connection with the indebtedness evidenced by this note that would under Applicable Law be deemed “interest” will, to the extent permitted by Applicable Law, be amortized, prorated, allocated and spread throughout the full term of this note.

“Applicable Law” means the applicable law, if any, of the State of Texas or of the United States of America in effect from time to time which lawfully then permits the charging and collection of the highest permissible lawful nonusers rate of interest on this note.  “Maximum Rate” means the maximum lawful nonuser’s rate of interest, if any, which under Applicable Law the holder hereof is permitted to charge the undersigned on this note from time to time.

In the event this note, or any part hereof, is collected by suit or through the Probate or Bankruptcy Court or through any other judicial proceeding and/or if this note or any installment thereof is not paid at maturity, however such maturity may be brought about, or when due, and this note is placed in the hands of an attorney for collection after maturity, then the undersigned agrees and promises to pay, in addition to all other amounts owing hereunder, a reasonable attorney’s fee for collection.

The undersigned and each maker, surety and endorser of this note expressly waive all notices, of demand or otherwise, presentations for payment, notices of intention to accelerate the maturity, protest and notice of protest, as to this note and as to each, every and all installments hereof, and further agree that it will not be necessary for any holder hereof, in order to enforce payment of this note, to first institute suit or exhaust its remedies against any maker or other liable party, and each consents that the Payee or other holder of this note may at any time, and from time to time, upon request of or by agreement with any of the same, extend the date of maturity hereof or change the time or method of payments without notice to any of the other makers, sureties or endorsers, who will remain bound for the payment hereof.

EXECUTED ON: June 27, 2008

FirstPlus Financial Group, Inc.

By: /s/ William Handley

Mr. William Handley,

Director and CEO

Exhibit 10.1.2

PROMISSORY NOTE

$300,000 USD

Effective Date: ___________________, 2009

FOR VALUE RECEIVED, the undersigned promises to pay to the order of Robert O’Neal (the “Payee”), at such place as any holder of this note will designate, in lawful money of the United States of America, and as hereinafter provided, the principal sum of THREE-HUNDRED-THOUSAND DOLLARS AND NO CENTS ($300,000.00), minus any amounts not actually loaned by Lender to Borrower, together with interest at prime plus three percent (3%) per annum, compounded as provided in the Loan Agreement appurtenant hereto.  Payment of Principal and all accrued but unpaid interest shall be due and payable on the maturity date of the Note which is January 16, 2010.  All past due principal and interest on this note will bear interest from maturity thereof until paid at the Maximum Rate (as defined below) permitted by Applicable Law (as defined below).

The Principal of this Note will be payable at Maturity, or as otherwise agreed to between Payor and Payee.  The undersigned will have the right and privilege of prepaying all or any part of this note at any time without notice or penalty, and all amounts prepaid will be applied first to the payment of accrued interest and the balance remaining, if any, will be applied to the reduction of the principal.

This note will become immediately due and payable, at the option of the holder hereof, without presentment or demand or any notice to the undersigned or any other person obligated hereon, upon the default in the payment of any installment of the principal hereof or any interest hereon when due or if the Payee has reason to believe that the Payor may be subject to substantial claims from any person or entity who may jeopardize the assets of the Payor.

In no event will the aggregate of the interest on this note, and any other amounts paid by the undersigned in connection with this note which would under Applicable Law be deemed “interest,” ever exceed the maximum amount of interest that, under Applicable Law, could be lawfully charged on this note.  The holder and the undersigned specifically intend and agree to limit contractually the interest payable of this note to not more than an amount determined at the Maximum Rate.  Therefore, none of the terms of this note will ever be construed to create a contract to pay interest at a rate in excess of the Maximum Rate, and neither the undersigned nor any other liable parties hereto, will ever be liable for interest in excess of that determined at the Maximum Rate, and the provisions of this paragraph control over all other provisions of this note.  If any amount of interest taken or received by the holder hereof will be in excess of the maximum amount of interest that, under Applicable Law, could lawfully have been collected on this note, then the excess will be deemed to have been the result of a mathematical error by the parties hereto and will be applied as a credit against the then unpaid principal amount on the note or refunded promptly to the undersigned, at the holder’s option.  All amounts paid or agreed to be paid in connection with the indebtedness evidenced by this note that would under Applicable Law be deemed “interest” will, to the extent permitted by Applicable Law, be amortized, prorated, allocated and spread throughout the full term of this note.

“Applicable Law” means the applicable law, if any, of the State of Texas or of the United States of America in effect from time to time which lawfully then permits the charging and collection of the highest permissible lawful nonusers rate of interest on this note.  “Maximum Rate” means the maximum lawful nonuser’s rate of interest, if any, which under Applicable Law the holder hereof is permitted to charge the undersigned on this note from time to time.

In the event this note, or any part hereof, is collected by suit or through the Probate or Bankruptcy Court or through any other judicial proceeding and/or if this note or any installment thereof is not paid at maturity, however such maturity may be brought about, or when due, and this note is placed in the hands of an attorney for collection after maturity, then the undersigned agrees and promises to pay, in addition to all other amounts owing hereunder, a reasonable attorney’s fee for collection.

The undersigned and each maker, surety and endorser of this note expressly waive all notices, of demand or otherwise, presentations for payment, notices of intention to accelerate the maturity, protest and notice of protest, as to this note and as to each, every and all installments hereof, and further agree that it will not be necessary for any holder hereof, in order to enforce payment of this note, to first institute suit or exhaust its remedies against any maker or other liable party, and each consents that the Payee or other holder of this note may at any time, and from time to time, upon request of or by agreement with any of the same, extend the date of maturity hereof or change the time or method of payments without notice to any of the other makers, sureties or endorsers, who will remain bound for the payment hereof.

EXECUTED ON: 1/16/09       , 2009.

FirstPlus Financial Group, Inc.

By:

/s/ Jack Roubinek

Mr. Jack Roubinek,

Director and CEO

Exhibit 10.2.1

EXHIBIT B

SECURITY AGREEMENT

THIS SECURITY AGREEMENT (the “Agreement” or the “Security Agreement”) is executed as of the date the last Party hereto signs, by and between FirstPlus Financial Group, Inc. (hereinafter called the “Debtor”), and Robert O’Neal, 324 N. 23rd St., Beaumont, Jefferson County, TX 77707 (“hereinafter called the “Secured Party”).

1.

Security Interest.  Subject to the terms and provisions of this Security Agreement, the Loan Agreement and the Promissory Note (such two immediately preceding documents referred to hereinafter as the “Related Documents”), Debtor grants to Secured Party a continuing general lien, and security interest, and grants, bargains, sells, transfers and assigns to Secured Party, the hereinafter described Collateral to secure the payment and performance of the hereinafter described obligation (“the “Security Interest”).

2.

Obligation.  This Security Agreement and the Security Interest granted hereby secure the following described obligations (collectively, the “Obligation”):

a.

The payment and performance by Debtor of its indebtedness and obligations under that certain Promissory Note in the original principal amount of Three Hundred Thousand Dollars And No Cents ($300,000.00) (the “Note”) and prime plus three (3%) percent compounded interest as provided in the Loan Agreement appurtenant hereto, with a maturity date of October 31, 2008, executed by Debtor and payable to the order of Secured Party, and all extensions, modifications, increases and renewals thereof and substitutions thereof made or given from time to time;

b.

All costs incurred by Secured Party to obtain, preserve and enforce this Security Agreement, collect the Obligation, and maintain and preserve the Collateral, including specifically, but without limitation, all taxes, assessments, reasonable attorneys’ fees and legal expenses and expenses of sale; and

c.

All indebtedness, obligations and liabilities of Debtor to any person to the extent of any participation or interest therein created for or held by such person, or granted to such person, by Secured Party.

3.

Unless otherwise provided in any instrument evidencing this Obligation, the Obligation shall bear interest at the rate or rates set forth in the Note, but not in excess of the highest rate permitted by applicable law, from date of accrual of the Obligation until paid.

4.

Collateral.  The Security Interest granted hereby covers the following collateral (the “Collateral”):  All accounts, including but not limited to accounts receivable, notes, payments, inventory, equipment, goods, merchandise, materials, goods in process, and other tangible personal property, all intangible personal rights and property, all intellectual property, patents, trademarks, etc., all insurance policies relating in whole or in part to any of the foregoing, all of the foregoing now owned and al hereafter acquired by Debtor or hereafter arising in favor of Debtor, all Proceeds (as hereinafter defined), all substitutions for and replacements of and all additions and accessions to any of the foregoing, all guaranties and security therefor, and all the rights, title and interest of Debtor in and to all books and records relating in whole or in part to any of the foregoing.

5.

As used herein, the term “Proceeds” shall have the meaning assigned to it under the Uniform Commercial Code of the State of Texas (the “Code”) and, to the extent not otherwise included, shall include, but not be limited to, (i) any and all proceeds of any insurance, causes and rights of action, settlements thereof, judicial and arbitration judgments and awards, and indemnity, warranty or guaranty payments payable to Debtor from time to time with respect to any of the Collateral, (ii) any and all payments (in any form whatsoever) made or due and payable to Debtor from time to time in connection with any work, requisition, confiscation, condemnation, seizure or forfeiture of all or any part of the Collateral by any governmental department, commission, board, bureau, authority, agency or body (domestic or foreign), (iii) all claims of Debtor for losses or damages arising out of or related to or for any breach of any agreements, covenants, representations or warranties or any default under any of the foregoing Collateral (without limiting any direct or independent rights of Secured Party with respect to this

Collateral), and (iv) any and all other amounts from time to time paid or payable under or in connection with any of the Collateral.

6.

Portions of the Collateral may constitute accounts, general intangibles or contract rights, and all records concerning such Collateral are and will be located in the offices of Debtor in Dallas County, Texas.

7.

Debtor’s Warranties.  Debtor hereby represents and warrants to Secured party as follows:

a.

Financing Statements.  Except for the UCC1 Financing Statements to be filed in connection with the execution of this Security Agreement, no new financing statement covering the Collateral or any proceeds thereof will be filed in any public office.

b.

Ownership Free of Encumbrances.  Except for the Security Interest created by this Security agreement, the Collateral is free from any lien, security interest, claim or encumbrance.

c.

Accounts.  All books, records and documents relating to the Collateral are and will be genuine and in all respects what they purport to be; each account is valid and subsisting and arises out of a bona fide sale of services actually rendered or goods sold and delivered by Debtor to the account debtor name in the account and the amount of the account represented as owing is the correct amount actually and unconditionally owing except for normal cash discounts.

d.

Power and Authority.  Debtor has full power, authority and legal right to pledge all of the Collateral pursuant to this Security Agreement.

e.

Due Authorization, Execution and Delivery. This Security Agreement has been duly authorized, executed and delivered by Debtor and constitutes the legal, valid and binding obligation of Debtor enforceable in accordance with its terms.

f.

Consents.  No consent from any other party (including without limitation, creditors of Debtor) is required and no consent, license, permit, approval or authorization of, exemption by, notice or report to, or registration, filing or declaration with, any governmental authority, domestic or foreign, is required to be obtained by Debtor in connection with the execution, delivery or performance of this Security Agreement.

g.

No Conflict.  The execution, delivery and performance of this Security Agreement will not violate any provision of any applicable law or regulation or any order, judgment, writ, award of decree of any court, arbitrator or governmental authority, domestic or foreign, or of the certificate of incorporation or bylaws of Debtor or of any securities issued by Debtor, or of any mortgage, indenture, lease, contract, or other agreement, instrument or undertaking to which Debtor is a party or which purports to be binding upon Debtor or upon any of its assets and will not result in the creation or imposition of any lien, charge or encumbrance on or security interest in any of the assets of Debtor except as contemplated  by this Security Agreement.

8.

Debtor’s Covenants.

a.

Ownership of Collateral.  At the time Debtor pledges, sells, assigns, transfers to Secured Party or grants to Secured Party a Security Interest in any Collateral or any interest therein, Debtor shall, subject to any claim existing by Secured Party, be the absolute owner thereof and shall have the absolute right to pledge, sell, assign or transfer the same.  Debtor shall defend the Collateral against all claims and demands of all persons at any time claiming the same or any interest therein adverse to Secured Party.

b.

Maintenance.  Debtor shall keep the Collateral free from liens and/or security interests other than the Security Interest created hereby, and shall not create or suffer to exist any new lien or new security interest in Collateral hereafter acquired except for the Security Interest hereby granted.  Debtor shall pay all costs necessary to obtain, preserve, defend and enforce the Security Interest, collect on Obligation, and preserve, defend enforce and collect the Collateral, including specifically, but without limitation, the payment of taxes, assessments, reasonable attorneys’ fees and legal expenses, and expense of sales. Whether the Collateral is or is not in Secured Party’s possession, and without any obligation to do so, Secured Party may, at its option, pay any such costs and expenses, discharge encumbrances on the Collateral, and pay for insuring the Collateral.  Debtor agrees to reimburse Secured Party on demand for any payments so made and until such reimbursement; the amount of any such payment shall be a part of the Obligation.  Debtor shall, at its sole expense, maintain the Collateral in first class repair, condition and appearance and shall comply with industry standards, applicable laws and regulations, and requirements for enforcing warranty claims.

c.

Information and Inspection.  Debtor shall furnish to Secured Party any reports and other information with respect to the Collateral requested by Secured Party, will allow Secured Party to inspect the Collateral at any time and wherever located, and will allow Secured Party to inspect and copy, or will furnish Secured Party with copies of, all records relating to the Collateral and the Obligation.  Debtor shall furnish Secured Party such information as Secured Party may request to identify notes receivable, accounts receivable, chattel paper, general intangibles and contract rights assigned hereunder at the times and in the form and substance requested by Secured Party.

d.

Additional Documents.  Debtor shall furnish Secured Party with financing statements upon request and Debtor shall sign any other documents or instruments furnished by Secured Party which are necessary in the judgment of Secured Party to obtain, maintain and perfect the Security Interest in any applicable Jurisdiction and to assist Secured Party in complying with the Federal Assignment of Claims Act, where necessary to enable Secured Party to become an assignee under such Act, and any expense of Secured Party so incurred shall be a part of the Obligation.  In this regard, Debtor agrees to execute all such collateral chattel and/or other mortgages, assignments of accounts receivable and any and all other financing statements and security devices as Secured Party may request to perfect or continue perfection of the Security Interest under the laws of any state in which the Collateral is located.

e.

Parties Liable on Collateral.  Debtor will take all necessary steps to preserve the liability of account debtors, obligors and secondary parties to any obligations that are part of the Collateral.  Secured Party shall have the duty to preserve such liability but it may do so, and any such expense of Secured Party so incurred shall be part of the Obligation.

f.

Books of Account.  Debtor will, at all times, maintain accurate books and records with respect to the Collateral.  Secured Party is hereby given the right to audit the books and records of Debtor relating to said Collateral at any time, and from time to time, as Secured Party deems proper.

g.

Notice of Changes.  Debtor will notify Secured Party of any material change occurring in or to the Collateral, of a change in Debtor’s mailing address, or in any material change in any fact or circumstance warranted or represented by Debtor in this Security Agreement or furnished to Secured Party, or if any Event of Default occurs, prior to or immediately following the occurrence thereof.

h.

Use and Disposition of Collateral.  Debtor will not use Collateral illegally or encumber the same without the prior written consent of Secured Party.  Without the prior written consent of Secured Party, Debtor will not sell, lease, transfer, hypothecate, anticipate or otherwise dispose of the Collateral, except as follows:

i.

Debtor shall make any replacements, betterments and improvements that may be required under the terms of this Security Agreement or the Loan Agreement; and

ii.

Debtor may sell inventory in the ordinary course of business for fair value (including the giving of trade discounts in arms length transactions) and may dispose of machinery and equipment which in the reasonable opinion of the members of Debtor is not necessary for the proper operation of Debtor’s business, provided that such disposition would not materially and adversely affect the interest of the Secured Party or the ability of Debtor to meet its obligations as they become due.

9.

Rights and Powers of Secured Party.  Secured Party may, in its discretion, and subject to the terms and conditions as set forth in the Related Documents, upon the occurrence and continuance of an Event of Default hereunder, do any one or more of the following:  Require Debtor to give possession or control of the Collateral to Secured Party; take physical possession of the Collateral and maintain it on Debtor’s premises, in a third party location or at such other place as to which Secured Party may remove the Collateral or any part thereof, endorse as Debtor’s agent any instruments, securities, or chattel paper in the Collateral; contact account debtors directly to verify information cashed by Debtor; take control of proceeds, and use cash proceeds to reduce any part of the Obligation; take any action Debtor is required to take or any other necessary action to obtain, preserve, and enforce this Security Agreement, and maintain and preserve the Collateral.

10.

Default.

a.

Events of Default.  Debtor shall be in default under this Security Agreement upon the happening of any of the following events or conditions (“Event of Default”):

i.

Debtor shall default in the timely payment or performance of any obligation, covenant or liability herein or secured hereby;

ii.

Any representation or warranty contained herein shall be found to be false or misleading in any material respect when made; or

iii.

The Debtor is subject to substantial claims from third parties who may jeopardize the assets of the Debtor.

11.

General.

a.

Assignment of Collateral by Secured Party.  The Secured Party may not assign all or any part of the Obligation, or the Related Documents, and may not assign, transfer, or deliver to any transferee any of the Obligation or any or all of the Collateral.

b.

Waiver.  No delay on the part of the Secured Party in exercising any power or right shall operate as a waiver thereof, nor shall any single or partial exercise of any power or right preclude other or further exercise thereof or the exercise of any other power or right.  No waiver by Secured Party of any right hereunder or of any Event of Default by Debtor shall be binding upon Secured Party unless in writing, and no failure by Secured Party to exercise any right hereunder or waiver of any Event of Default of Debtor shall operate as a waiver of any other exercise of such right or of any further Event of Default.

c.

Parties Bound.  The rights of Secured Party hereunder shall inure to the benefit of its successors and assigns.  The terms of this Security Agreement shall be binding upon the successors and assigns of the parties hereto.  All representations, warranties and agreements of Debtor shall bind Debtor’s successors and assigns.  This Security Agreement shall constitute a continuing agreement, applying to all future transactions of a character contemplated at the date of this Security Agreement.

d.

Definitions.  Unless the context indicates otherwise, definitions in the Code apply to words and phrases in this Agreement; if code definitions conflict, Article 9 definitions apply.

e.

Notice.  Any notices or other communications required or permitted hereunder shall be sufficiently given if delivered personally or sent by registered or certified mail, postage prepaid, to the applicable party at its address above given or at such other address as shall be furnished in writing by such party to the other, and shall be deemed to have been given as of the date so delivered or three (3) days after deposited in the United States mail.  Notice mailed in accordance with this section at least five (5) days prior to the related action (or if the Code elsewhere requires a longer period, such longer period) shall be deemed reasonable.

f.

Modifications.  No provision hereof shall be modified or limited except by a written agreement expressly referring hereto and to the provision so modified or limited and signed by all parties, including a resolution by the Debtor approving any modifications to this Agreement by a Super Majority in accordance with the Debtor’s Regulations, and without limiting the foregoing, no course of conduct, usage of trade or law merchant shall modify or limit any provision hereof.

g.

Severability.  Any provision of this Security Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

h.

APPLICABLE LAW.  THIS SECURITY AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS, EXCEPT TO THE EXTENT THAT THE VALIDITY AND PERFECTION OF THE SECURITY INTEREST, OR REMEDIES HEREUNDER WITH RESPECT TO ANY PARTICULAR COLLATERAL, ARE GOVERNED BY THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF TEXAS IN WHICH SAID COLLATERAL MAY BE FOUND, AS NECESSARY TO EFFECTUATE THE INTENT OF THIS AGREEMENT.

SECURED PARTY:

DATE: June 30, 2008

Robert O’Neal

By: /s/ Robert O’Neal

     Robert O’Neal

DATE: June 27, 2008

DEBTOR

FirstPlus Financial Group, Inc.

By:  /s/ William Handley

Mr. William Handley,

Director and CEO

Exhibit 10.2.2

EXHIBIT B

SECURITY AGREEMENT

THIS SECURITY AGREEMENT (the “Agreement” or the “Security Agreement”) is executed as of the date the last Party hereto signs, by and between FirstPlus Financial Group, Inc. (hereinafter called the “Debtor”), and Robert O’Neal, 324 N. 23rd St., Beaumont, Jefferson County, TX 77707 (hereinafter called the “Secured Party”).

1.

Security Interest.  Subject to the terms and provisions of this Security Agreement, the Loan Agreement and the Promissory Note (such two immediately preceding documents referred to hereinafter as the “Related Documents”), Debtor grants to Secured Party a continuing general lien, and security interest, and grants, bargains, sells, transfers and assigns to Secured Party, the hereinafter described Collateral to secure the payment and performance of the hereinafter described obligation (the “Security Interest”).

2.

Obligation.  This Security Agreement and the Security Interest granted hereby secure the following described obligations (collectively, the “Obligation”):

a.

The payment and performance by Debtor of its indebtedness and obligations under that certain Promissory Note in the original principal amount of Three Hundred Thousand Dollars and No Cents ($300,000.00) (the “Note”) and prime plus three percent (3%) compounded interest as provided in the Loan Agreement appurtenant hereto, with a maturity date of January 16, 2010, executed by Debtor and payable to the order of Secured Party, and all extensions, modifications, increases and renewals thereof and substitutions thereof made or given from time to time;

b.

All costs incurred by Secured Party to obtain, preserve and enforce this Security Agreement, collect the Obligation, and maintain and preserve the Collateral, including specifically, but without limitation, all taxes, assessments, reasonable attorneys’ fees and legal expenses and expenses of sale; and

c.

All indebtedness, obligations and liabilities of Debtor to any person to the extent of any participation or interest therein created for or held by such person, or granted to such person, by Secured Party.

3.

Unless otherwise provided in any instrument evidencing this Obligation, the Obligation shall bear interest at the rate or rates set forth in the Note, but not in excess of the highest rate permitted by applicable law, from date of accrual of the Obligation until paid.

4.

Collateral.  The Security Interest granted hereby covers the following collateral (the “Collateral”):  All accounts, including but not limited to accounts receivable, notes, payments, inventory, equipment, goods, merchandise, materials, goods in process, and other tangible personal property, all intangible personal rights and property, all intellectual property, patents, trademarks, etc., all insurance policies relating in whole or in part to any of the foregoing, all of the foregoing now owned and all hereafter acquired by Debtor or hereafter arising in favor of Debtor, all Proceeds (as hereinafter defined), all substitutions for and replaceme3nts of and all additions and accessions to any of the foregoing, all guaranties and security therefore, and all the rights, title and interest of Debtor in and to all books and records relating in whole or in part to any of the foregoing.

5.

As used herein, the term “Proceeds” shall have the meaning assigned to it under the Uniform Commercial Code of the State of Texas (the “Code”) and, to the extent not otherwise included, shall include, but not be limited to, (i) any and all proceeds of any insurance, causes and rights of action, settlements thereof, judicial and arbitration judgments and awards, and indemnity, warranty or guaranty payments payable to Debtor from time to time with respect to any of the Collateral, (ii) any and all payments (in any form whatsoever) made or due and payable to Debtor from time to time in connection with any work, requisition, confiscation, condemnation, seizure or forfeiture of all or any part of the Collateral by any governmental department, commission, board, bureau, authority, agency or body (domestic or foreign), (iii) all claims of Debtor for losses or damages arising out of or related to or for any breach of any agreements, covenants, representations or warranties or any default under any of the foregoing Collateral (without limiting any direct or independent rights of Secured Party with respect to this Collateral), and (iv) any and all other amounts from time to time paid or payable under or in connection with any of the Collateral.

6.

Portions of the Collateral may constitute accounts, general intangibles or contract rights, and all records concerning such Collateral are and will be located in the offices of Debtor in Dallas County, Texas.

7.

Debtor’s Warranties.  Debtor hereby represents and warrants to Secured party as follows:

a.

Financing Statements.  Except for the UCC1 Financing Statements to be filed in connection with the execution of this Security Agreement, no new financing statement covering the Collateral or any proceeds thereof will be filed in any public office.

b.

Ownership Free of Encumbrances.  Except for the Security Interest created by this Security Agreement, the Collateral is free from any lien, security interest, claim or encumbrance.

c.

Accounts.  All books, records and documents relating to the Collateral are and will be genuine and in all respects what they purport to be; each account is valid and subsisting and arises out of a bona fide sale of services actually rendered or goods sold and delivered by Debtor to the account debtor name in the account and the amount of the account represented as owing is the correct amount actually and unconditionally owing except for normal cash discounts.

d.

Power and Authority.  Debtor has full power, authority and legal right to pledge all of the Collateral pursuant to this Security Agreement.

e.

Due Authorization, Execution and Delivery.  This Security Agreement has been duly authorized, executed and delivered by Debtor and constitutes the legal, valid and binding obligation of Debtor enforceable in accordance with its terms.

f.

Consents.  No consent from any other party (including without limitation, creditors of Debtor) is required and no consent, license, permit, approval or authorization of, exemption by, notice or report to, or registration, filing or declaration with, any governmental authority, domestic or foreign, is required to be obtained by Debtor in connection with the execution, delivery or performance of this Security Agreement.

g.

No Conflict.  The execution, delivery and performance of this Security Agreement will not violate any provision of any applicable law or regulation or any order, judgment, writ, award of decree of any court, arbitrator or governmental authority, domestic or foreign, or of the certificate of incorporation or bylaws of Debtor or of any securities issued by Debtor, or of any mortgage, indenture, lease, contract, or other agreement, instrument or undertaking to which Debtor is a party or which purports to be binding upon Debtor or upon any of its assets and will not result in the creation or imposition of any lien, charge or encumbrance on or security interest in any of the assets of Debtor except as contemplated by this Security Agreement.

8.

Debtor’s Covenants.

a.

Ownership of Collateral.  At the time Debtor pledges, sells, assigns, transfers to Secured Party or grants to Secured Party a Security Interest in any Collateral or any interest therein, Debtor shall, subject to any claim existing by Secured Party, be the absolute owner thereof and shall have the absolute right to pledge, sell, assign or transfer the same.  Debtor shall defend the Collateral against all claims and demands of all persons at any time claiming the same or any interest therein adverse to Secured Party.

b.

Maintenance.  Debtor shall keep the Collateral free from liens and/or security interests other than the Security Interest created hereby, and shall not create or suffer to exist any new lien or new security interest in Collateral hereafter acquired except for the Security Interest hereby granted.  Debtor shall pay all costs necessary to obtain, preserve, defend and enforce the Security Interest, collect on Obligation, and preserve, defend enforce and collect the Collateral, including specifically, but without limitation, the payment of taxes, assessments, reasonable attorneys’ fees and legal expenses, and expense of sales.  Whether the Collateral is or is not in Secured Party’s possession, and without any obligation to do so, Secured Party may, at its option, pay any such costs and expenses, discharge encumbrances on the Collateral, and pay for insuring the Collateral.  Debtor agrees to reimburse Secured Party on demand for any payments so made and until such reimbursement; the amount of any such payment shall be a part of the Obligation.  Debtor shall, at its sole expense, maintain the Collateral in first class repair, condition and appearance and shall comply with industry standards, applicable laws and regulations, and requirements for enforcing warranty claims.

c.

Information and Inspection.  Debtor shall furnish to Secured Party any reports and other information with respect to the Collateral requested by Secured Party, will allow Secured Party to inspect the Collateral at any time and wherever located, and will allow Secured Party to inspect and copy, or will furnish Secured Party with copies of all records relating to the Collateral and the Obligation.  Debtor shall furnish Secured Party such information as Secured Party may request to identify notes receivable, accounts receivable, chattel paper, general intangibles and contract rights assigned hereunder at the times and in the form and substance requested by Secured Party.

d.

Additional Documents.  Debtor shall furnish Secured Party with financing statements upon request and Debtor shall sign any other documents or instruments furnished by Secured Party which are necessary in the judgment of Secured Party to obtain, maintain and perfect the Security Interest in any applicable Jurisdiction and to assist Secured Party in complying with the Federal Assignment of Claims Act, where necessary to enable Secured Party to become an assignee under such Act, and any expense of Secured Party so incurred shall be a part of the Obligation.  In this regard, Debtor agrees to execute all such collateral chattel and/or other mortgages, assignments of accounts receivable and any and all other financing statements and security devices as Secured Party may request to perfect or continue perfection of the Security Interest under the laws of any state in which the Collateral is located.

e.

Parties Liable on Collateral.  Debtor will take all necessary steps to preserve the liability of account debtors, obligors and secondary parties to any obligations that are part of the Collateral.  Secured Party shall have the duty to preserve such liability but it may do so, and any such expense of Secured Party so incurred shall be part of the Obligation.

f.

Books of Account.  Debtor will, at all times, maintain accurate books and records with respect to the Collateral.  Secured Party is hereby given the right to audit the books and records of Debtor relating to said Collateral at any time, and from time to time, as Secured Party deems proper.

g.

Notice of Changes.  Debtor will notify Secured Party of any material change occurring in or to the Collateral, of a change in Debtor’s mailing address, or in any material change in any fact or circumstance warranted or represented by Debtor in this Security Agreement or furnished to Secured Party, or if any Event of Default occurs, prior to or immediately following the occurrence thereof.

h.

Use and Disposition of Collateral.  Debtor will not use Collateral illegally or encumber the same without the prior written consent of Secured Party.  Without the prior written consent of Secured Party, Debtor will not sell, lease, transfer, hypothecate, anticipate or otherwise dispose of the Collateral, except as follows:

i.

Debtor shall make any replacements, betterments and improvements that may be required under the terms of this Security Agreement or the Loan Agreement; and

ii.

Debtor may sell inventory in the ordinary course of business for fair value (including the giving of trade discounts in arms length transactions) and may dispose of machinery and equipment which in the reasonable opinion of the members of Debtor is not necessary for the proper operation of Debtor’s business, provided that such disposition would not materially and adversely affect the interest of the Secured Party or the ability of Debtor to meet its obligations as they become due.

9.

Rights and Powers of Secured Party.  Secured Party may, in its discretion, and subject to the terms and conditions as set forth in the Related Documents, upon the occurrence and continuance of an Event of Default hereunder, do any one or more of the following:  Require Debtor to give possession or control of the Collateral to Secured Party; take physical possession of the Collateral and maintain it on Debtor’s premises, in a third party location or at such other place as to which Secured Party may remove the Collateral or any part thereof, endorse as Debtor’s agent any instruments, securities, or chattel paper in the Collateral; contact account debtors directly to verify information cashed by Debtor; take control of proceeds, and use cash proceeds to reduce any part of the Obligation; take any action Debtor is required to take or any other necessary action to obtain, preserve, and enforce this Security Agreement, and maintain and preserve the Collateral.

10.

Default.

a.

Events of Default.  Debtor shall be in default under this Security Agreement upon the happening of any of the following events or conditions (“Event of Default”):

i.

Debtor shall default in the timely payment or performance of any obligation, covenant or liability herein or secured hereby;

ii.

Any representation or warranty contained herein shall be found to be false or misleading in any material respect when made; or

iii.

The Debtor is subject to substantial claims from third parties who may jeopardize the assets of the Debtor.

11.

General.

a.

Assignment of Collateral by Secured Party.  The Secured Party may not assign all or any part of the Obligation, or the Related Documents, and may not assign, transfer, or deliver to any transferee any of the Obligation or any or all of the Collateral.

b.

Waiver.  No delay on the part of the Secured Party in exercising any power or right shall operate as a waiver thereof, nor shall any single or partial exercise of any power or right preclude other or further exercise thereof or the exercise of any other power or right.  No waiver by Secured Party of any right hereunder or of any Event of Default by Debtor shall be binding upon Secured Party unless in writing, and no failure by Secured Party to exercise any right hereunder or waiver of any Event of Default of Debtor shall operate as a waiver of any other exercise of such right or of any further Event of Default.

c.

Parties Bound.  The rights of Secured Party hereunder shall inure to the benefit of its successors and assigns.  The terms of this Security Agreement shall be binding upon the successors and assigns of the parties hereto.  All representations, warranties and agreements of Debtor shall bind Debtor’s successors and assigns.  This Security Agreement shall constitute a continuing agreement, applying to all future transactions of a character contemplated at the date of this Security Agreement.

d.

Definitions.  Unless the context indicates otherwise, definitions in the Code apply to words and phrases in this Agreement; if code definitions conflict, Article 9 definitions apply.

e.

Notice.  Any notices or other communications required or permitted hereunder shall be sufficiently given if delivered personally or sent by registered or certified mail, postage prepaid, to the applicable party at its address above given or at such other address as shall be furnished in writing by such party to the other and shall be deemed to have been given as of the date so delivered or three (3) days after deposited in the United States mail.  Notice mailed in accordance with this section at least five (5) days prior to the related action (or if the Code elsewhere requires a longer period, such longer period) shall be deemed reasonable.

f.

Modifications.  No provision hereof shall be modified or limited except by a written agreement expressly referring hereto and to the provision so modified or limited and signed by all parties, including a resolution by the Debtor approving any modifications to this Agreement by a Super Majority in accordance with the Debtor’s Regulations and without limiting the foregoing, no course of conduct, usage of trade or law merchant shall modify or limit any provision hereof.

g.

Severability.  Any provision of this Security Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

h.

APPLICABLE LAW.  THIS SECURITY AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS, EXCEPT TO THE EXTENT THAT THE VALIDITY AND PERFECTION OF THE SECURITY INTEREST, OR REMEDIES HEREUNDER WITH RESPECT TO ANY PARTICULAR COLLATERAL, ARE GOVERNED BY THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF TEXAS IN WHICH SAID COLLATERAL MAY BE FOUND, AS NECESSARY TO EFFECTUATE THE INTENT OF THIS AGREEMENT.

DATE:

January 16

, 2009

SECURED PARTY:

Robert O’Neal

By:

/s/ Robert O’Neal

Robert O’Neal

DATE:

January 16

, 2009

DEBTOR

By:

/s/ Jack Roubinek

Mr. Jack Roubinek

Director and CEO